UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: March 19, 2021

(Date of earliest event reported)

RED OAK CAPITAL FUND V, LLC

(Exact name of issuer as specified in its charter)

Delaware	85-0855800
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

625 Kenmoor Avenue SE, Suite 200
Grand Rapids, Michigan 49546
(Full mailing address of principal executive offices)

(616) 734-6099
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Senior Secured Bonds

ITEM 1. FUNDAMENTAL CHANGE

On March 19, 2021, Red Oak Capital Fund, V, LLC, a Delaware limited liability company (“we,” “us,” “our,” or the “Company”), executed a Commercial Loan Agreement (the “Loan Agreement”) pursuant to which the Company, as the lender, provided a $1,730,000 senior secured loan (the “Loan”) to Willow Run, L.L.C., a Kentucky limited liability company (the “Borrower”).

The Loan is evidenced by a Commercial Promissory Note executed by the Borrower in favor of the Company in the principal amount of $1,730,000 (the “Note”). The Loan carries a fixed interest rate of eleven percent (11.0%) during the term of the Loan and will mature, and is payable, on March 31, 2022. The Borrower may extend the term of the Loan for two six-month periods, subject to certain conditions, including an increase of 1.0% in the interest rate of the Loan for the term of each extension with such additional accrued interest payable on the extended maturity date. The Borrower may prepay the Loan in whole or in part provided, that, the Borrower shall have paid, or shall pay in connection with the prepayment, an amount equal to six months of interest on the original principal of the Loan plus an amount equal to 4.0% of the then outstanding principal amount of the Loan. Upon the repayment or any prepayment of the Loan, the Borrower shall pay an exit fee equal to 2.0% of the amount of the Loan being repaid or prepaid, as applicable (the “Exit Fee”), payable with an initial payment equal to 2.0% of the amount of the Loan being prepaid, if applicable, with the balance of the unpaid Exit Fee due upon the repayment in full of the Loan.

The Loan Agreement includes customary representations, warranties, covenants and terms and conditions for transactions of this type, including a minimum debt service coverage ratio, limitations on incurrence of debt, liens and asset sales and dispositions, covenants to preserve corporate existence and comply with laws, covenants on the application of proceeds of the Loan and default provisions, including defaults for non-payment, breach of representations and warranties, insolvency, sale or other disposition of a substantial portion of assets and failure to pay other outstanding debt. The occurrence of an event of default under the Loan Agreement could result in the Loan becoming immediately due and payable.

The Loan is secured by all property of the Borrower in the possession of the Company, including the capital reserve account established pursuant to the terms of the Loan Agreement, all real property held in the name of the Borrower or in which the Borrower has an interest, all securities or other property belonging to the Borrower held by the Company and all deposits and other sums due from the Company to the Borrower. The Loan may also be secured by any mortgage, security agreement, pledge, assignment or other agreement executed by the Borrower for the benefit of the Company in the future.

The Loan proceeds will be used by the Borrower to purchase a multifamily property in Alexandria, KY.

The foregoing is a summary of the Loan Agreement and the Note and is qualified in its entirety by reference to the complete text of the Loan Agreement and the Note, which are filed by the Company as Exhibits 6.1 and 6.2, respectively, to this Current Report on Form 1-U and are incorporated by reference into this Item 1.

ITEM 9. OTHER EVENTS

Exhibits

Exhibit No. Description of Exhibit

6.1
Commercial Loan Agreement, dated March 19, 2021, by and between Willow Run, L.L.C. and Red Oak Capital Fund V, LLC

6.2
Commercial Promissory Note, dated March 19, 2021, issued by Willow Run, L.L.C.in favor of Red Oak Capital Fund V, LLC

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Red Oak Capital Fund, V, LLC, a Delaware limited liability company

Date: March 25, 2021	By:	/s/ Jason Anderson
	Its:	Chief Financial Officer of the Sole Member of the Manager
(Principal Financial Officer and Principal Accounting Officer)